FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On November 2, 2015 Medigus Ltd. (the “Registrant” or the “Company”), published an immediate report in Hebrew on the MAGNA site of the Israel Securities Authority and the MAYA site of the Tel Aviv Stock Exchange (“TASE”) in connection with the treatment of the Company’s Series 8 and Series 9 Warrants which are traded on the TASE, following the previously announced Reverse Share Split, which will occur on the close of business on Friday November 6, 2015 (see the Registrant’s notice on Form 6-k filed on October 29, 2015).

The summary translation of the immediate report is as follows:

Further to the previous announcement by the Company concerning a 10:1 reverse share split such that every ten (10) ordinary shares par value NIS 0.01 per share of the Registrant shall be converted into one (1) ordinary share par value NIS 0.10 per share, the Company is announcing that upon and subject to the completion of the reverse share split the number of ordinary shares that will be issued upon exercise of the Series 8 Warrants and the Series 9 Warrants registered for trading on the TASE (“Warrant Shares”), shall be adjusted effective as of the record date for the reverse share split (November 6, 2015),  such that each Warrant may be exercised for 0.1 Warrant Shares, as follows:

Security Number on the TASE	Security Name on the TASE	Number of Warrants prior to Reverse Share Split	Number of Warrants subsequent to Reverse Share Split	Number of Warrant Shares prior to Reverse Share Split	Number of Warrant Shares subsequent to Reverse Share Split	Exercise Price prior to Record Date	Exercise Price subsequent to Record Date
1130244	Warrants (Series 8)	17,246,800 (no change)		17,246,800	1,724,680	NIS 1.08 (no change)
1135979	Warrants (Series 9)	35,262,500 (no change)		35,262,500	3,526,250	NIS 0.532 (no change)

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (333-206803), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 2, 2015	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer